One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 404-881-7000 | Fax: 404-881-7777

Martin Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

July 24, 2025

VIA EDGAR

Lisa N. Larkin

Attorney-Adviser

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Re:	AOG Institutional Fund (File No. 333-265783)

Dear Ms. Larkin:

This letter sets forth the response of our client, AOG Institutional Fund (the “Fund”), to the oral comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), given via telephone conference on July 8, 2025 (the “Comment Letter”), pertaining to the post-effective amendment no. 16 to the Fund’s registration statement filed on Form N-2 on May 23, 2025 (the “Registration Statement”).

The Applicant’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were given and are numbered accordingly.

1.                   Comment: Please revise the bullet-pointed list risk factors on the cover page to include the following risks:

•	Shareholders will bear substantial direct and indirect fees and expenses in connection with their investment.
•	Private Fund investments involve a high degree of business and financial risk that can result in substantial losses.
•	The Fund should be considered a complex investment that entails substantial risk, and a prospective investor should invest in the Fund only if the investor can sustain a substantial or complete loss of their investment.

Response: The Fund undertakes to revise the following bullet-point risk factors summary on the cover page in the Prospectus:

•	Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act of 1933

Ms. Lisa Larkin
July 24, 2025

(the “Securities Act”) and applicable state securities laws, pursuant to registration or exemption therefrom and subject to the restrictions described herein.

•	Shareholders should generally not expect to be able to sell their Shares to the Fund (other than through the limited repurchase process) regardless of how the Fund performs.
•	Although the Fund is required to implement a Share repurchase program as an interval fund, only a limited number of Shares will be eligible for mandatory repurchase by the Fund.
•	Although the Fund will offer to repurchase not less than 5% and no more than 25% of outstanding Shares at the NAV of Shares once every calendar quarter in accordance with the Fund’s repurchase policy, the Fund will not be required to repurchase Shares at a Shareholder’s option nor will Shares be exchangeable for units, interests, or shares of any security.
•	Although the Fund may offer to repurchase up to 25% of outstanding Shares, the Fund is not required to do so, and Shareholders should not expect the Board to authorize repurchase offers by the Fund in excess of 5% of the outstanding Shares.
•	Shares will not be listed on a public exchange, and it may take time for a secondary market to develop, if at all. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specific timeframe.
•	The amount of distributions that the Fund may pay, if any, is uncertain.
•	Entities in which the Fund may invest, such as REITs and certain partnerships, may not provide complete and final tax information to the Fund until after the Fund issues the IRS Form 1099-DIV to Shareholders. See “U.S. Federal Income Tax Matters.”
•	Shareholders will bear substantial direct and indirect fees and expenses in connection with their investment.
•	Private Fund investments involve a high degree of business and financial risk that can result in substantial losses.
•	The Fund should be considered a complex investment that entails substantial risk, and a prospective investor should invest in the Fund only if the investor can sustain a substantial or complete loss of their investment.

2.                   Comment: In the “Financial Highlights” section of the Prospectus, please supplementally confirm that the Fund discloses the cost of each private equity asset within the Schedule of Investments as required by Regulation S-X 12-12.

Response: The Fund does not currently list the cost of each private equity asset within the Schedule of Investments as required by Regulation S-X 12-12; the Fund only lists the totals by asset class within the Schedule of Investments. However, the Fund does list the cost of each private equity asset within the restricted securities table in the notes to the Fund's financial statements. The Fund will list the cost of each private equity asset within the Schedule of Investments as required by Regulation S-X 12-12 in future filings.

3.                   Comment: In the “Type of Investments and Related Risks” Section of the Prospectus, under the risk factor called, “Difficulty of Valuing the Fund’s Investments”, please revise the risk factor so that it covers the following three points:

1.	The Adviser conducts a fair valuation of the Fund’s private investments based on valuations provided by the managers of such investments, which valuations may also be based on fair valuation procedures. These fair value determinations may prove to be inaccurate.
2.	The fair values of private investments are subject to adjustment or revisions if the Fund’s NAV is adjusted after a Shareholder has received their Shares upon purchase or received repurchase proceeds in a repurchase offer. The adjustment will not, in most cases, result in an adjustment to the number of Shares received by the

Ms. Lisa Larkin
July 24, 2025

Shareholder in a purchase or the Shareholder’s repurchase proceeds in a repurchase offer.

3.	Therefore, Shares may be purchased or repurchased at an NAV that may later turn out to have been incorrect.

Response: The Fund undertakes to revise the following in the Prospectus, under the heading “Difficulty of Valuing the Fund’s Investments”:

“Difficulty of Valuing the Fund’s Investments. Generally, there will be no readily available market for the Fund’s investments and, hence, the valuation of the Fund’s investments is difficult and not without uncertainty and may not necessarily reflect the valuation of any such investment’s underlying assets.

Valuations of the Fund’s investments will be determined by the Adviser in its sole discretion and will be final and conclusive to all of the Shareholders. The Adviser conducts a fair valuation of the Fund’s private investments based on valuations provided by the managers of such investments, which valuations may also be based on fair valuation procedures. These fair value determinations may prove to be inaccurate. Additionally, the Adviser may face a conflict of interest in valuing investments that lack a readily accessible market value as the value of the assets held by the Fund will affect the compensation of the Adviser.

The fair values of private investments are subject to adjustment or revisions if the Fund’s NAV is adjusted after a Shareholder has received their Shares upon purchase or received repurchase proceeds in a repurchase offer. The adjustment will not, in most cases, result in an adjustment to the number of Shares received by the Shareholder in a purchase or the Shareholder’s repurchase proceeds in a repurchase offer. Therefore, Shares may be purchased or repurchased at an NAV that may later turn out to have been incorrect.”

If you have any further questions or comments, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

Martin Dozier

cc:       Frederick Baerenz, President and Chief Executive Officer